Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142
November 22, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
PLUS Based on the Value of the Russell 2000® Index due March 5, 2019	November 17, 2017	A180
7.75% per annum Contingent Coupon Autocallable Reverse Convertible Securities due February 22, 2019	November 17, 2017	F479
8.65% per annum Contingent Coupon Autocallable Reverse Convertible Securities due February 22, 2019	November 17, 2017	F481
Absolute Return Digital Barrier Securities due November 22, 2021	November 17, 2017	T1132
7.50% per annum Contingent Coupon Callable Yield Notes due November 25, 2019	November 20, 2017	U2405
8.50% per annum Contingent Coupon Callable Yield Notes due November 24, 2020	November 20, 2017	U2406
Auto-Callable Contingent Income Securities due November 23, 2018	November 17, 2017	U2430